Exhibit 99.1

SUPERCOM LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of June 30, 2017

(Unaudited)

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SUPERCOM LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of June 30, 2017

(Unaudited)

IN U.S. DOLLARS

- - - - - - - - - - - - - - - - - - - - -

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SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2017	2016
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	925	1,708
Restricted bank deposits	304	1,110
Trade receivable, net	10,737	10,310
Deferred tax short term	1,573	1,567
Other accounts receivable and prepaid expenses	5,116	2,500
Inventories, net	6,190	5,965
Total current assets	24,845	23,160

LONG-TERM ASSETS
Severance pay funds	346	282
Deferred tax long term	3,141	2,656
Property and equipment, net	924	1,165
Customer Contracts	4,069	4,684
Software and other IP	5,580	5,987
Patents	5,283	5,283
Other Intangible assets, net	3,350	3,230
Goodwill	7,026	7,026

Total assets	54,564	53,473

CURRENT LIABILITIES
Trade payables	5,860	3,958
Employees and payroll accruals	3,602	2,948
Related parties	121	56
Accrued expenses and other liabilities	3,148	3,497
Deferred revenue short term	1,514	1,633
Deferred tax liability short term	93	156
Short-term liability for future earn-out	903	679
Total current liabilities	15,241	12,927

LONG-TERM LIABILITIES
Long-term loans	471	-
Long-term liability for future earn-out	946	946
Deferred revenue long term	514	423
Deferred tax liability long term	440	-
Accrued severance pay	554	453
Total long-term liabilities	2,925	1,822

SHAREHOLDERS' EQUITY:
Ordinary shares	1,024	1,024
Additional paid-in capital	81,846	81,515
Accumulated deficit	(46,472)	(43,815)
Total shareholders' equity	36,398	38,724

Total Liabilities and Shareholders' Equity	54,564	53,473

The accompanying notes are an integral part of these interim consolidated financial statements.

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SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Six months ended June 30
	2017	2016

REVENUES	15,829	10,883

COST OF REVENUES	9,356	8,689

GROSS PROFIT	6,473	2,194

OPERATING EXPENSES
Research and development, net	3,641	2,694
Sales and marketing	4,271	4,511
General and administration	3,191	3,437
Other income	(2,317)	(677)
Gain on barging purchase	-	(4,958)
Total operating expenses	8,786	5,007

OPERATING LOSS	(2,313)	(2,813)

FINANCIAL EXPENSES, NET	402	110

LOSS BEFORE INCOME TAX	(2,715)	(2,923)

INCOME TAX BENEFIT	58	1,492

NET LOSS FOR THE PERIOD	(2,657)	(1,431)

NET LOSS PER SHARE

Basic	(0.18)	(0.09)

Diluted	(0.18)	(0.09)

Weighted average number of ordinary shares used in computing basic net loss per share	14,938,339	15,075,177

Weighted average number of ordinary shares used in computing diluted net loss per share	15,015,582	15,163,123

The accompanying notes are an integral part of these interim consolidated financial statements.

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SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Ordinary shares
	Number of Shares	Share capital	Additional paid-in capital	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2015	15,493,615	1,053	83,201	(29,822)	54,432
Changes during the six months ended June 30, 2016 (unaudited):
Exercise of options	2,500	-	17	-	17
Stock- based compensation	-	-	599	-	599
Treasury shares acquired	(475,610)	(29)	(2,350)		(2,379)
Net loss	-	-	-	(1,431)	(1,431)
Balance as of June 30, 2016	15,020,505	1,024	81,467	(31,253)	51,238

Balance as of December 31, 2016	14,938,339	1,024	81,515	(43,815)	38,724
Changes during the six months ended June 30, 2017 (unaudited):
Exercise of options	-	-	-	-	-
Stock- based compensation	-	-	331	-	331
Net loss	-	-	-	(2,657)	(2,657)

Balance as of June 30, 2017	14,938,339	1,024	81,846	(46,472)	36,398

The accompanying notes are an integral part of these interim consolidated financial statements.

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SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

(U.S. dollars in thousands)

	Six months ended June 30
	2017	2016
Cash flows from operating activities:

Net loss	(2,657)	(1,431)

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,847	1,287
Stock-based compensation	331	599
Decrease (Increase) in deferred tax	(114)	(1,666)
Capital loss from disposal of property and equipment	-	(2)
Gain on barging purchase	-	(4,958)
Increase in trade receivables, net	(427)	(549)
Increase in other accounts receivable and prepaid expenses	(2,616)	(413)
Decrease (Increase) in inventories, net	(225)	589
Increase (decrease) in trade payables	1,902	(1,372)
Increase in employees and payroll accruals	654	637
Increase in accrued severance pay	101	103
Increase in accrued expenses and other liabilities, related parties and liability for earn-out	407	1,123

Net cash used in operating activities	(797)	(6,053)

Cash flows from investing activities:
Purchase of property and equipment	(39)	(165)
Acquisitions of subsidiaries, net of cash acquired	-	(2,896)
Acquisition of group of assets (non-business)	-	(1,174)
Increase in severance pay fund	(64)	(29)
Restricted bank deposits, net	806	1,649
Capitalization of software development costs	(665)	(1,224)
Net cash provided (used in) by investing activities	38	(3,839)

Cash flows from financing activities:
Treasury shares acquired	-	(2,379)
Liability for future earn-out	(24)	(2,050)
Proceeds from exercise of options and warrants, net	-	17

Net cash used in financing activities	(24)	(4,412)

Decrease in cash and cash equivalents	(783)	(14,304)
Cash and cash equivalents at the beginning of the year	1,708	22,246

Cash and cash equivalents at the end of the period	925	7,942

The accompanying notes are an integral part of these interim consolidated financial statements.

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SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

(U.S. dollars in thousands)

	Six months ended June 30
	2017	2016

Supplemental disclosure of cash flows information:

Appendix A:
Acquisitions of subsidiaries consolidated for the first time (*)

Assets and liabilities of the acquired business, as of date of acquisition:
Working capital (excluding cash and cash equivalents)	-	2,264
Property and equipment, net	-	364
Deferred taxes, net	-	219
Intangible Assets including goodwill	-	6,198
Contingent consideration	-	(491)
Payable on account of an acquisition	-	(700)
	-	7,854

Gain on bargain purchase (**)	-	(4,958)

Acquisitions of subsidiaries, net of cash acquired	-	(2,896)

(*) All purchase price allocations of the acquisitions are provisional.

(**) Gain on bargain purchase is attributed to two of the acquisitions.

	Six months
	Ended June 30,
	2017	2016

Supplementary cash flows activities:

Cash paid during the period for:
Interest	4	-

The accompanying notes are an integral part of the consolidated financial statements.

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SUPERCOM LTD

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.	SuperCom Ltd. (the “Company") is an Israeli resident company organized in 1988 in Israel. On January 24, 2013 the Company changed its name back to SuperCom Ltd, its original name, from Vuance Ltd. On September 12, 2013, the Company’s ordinary shares were approved for listing on the NASDAQ Capital Market and began trading under the ticker symbol “SPCB” on September 17, 2013. Previously, the Company’s ordinary shares traded on the OTCQB® electronic quotation service.

The Company is a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and organizations, both private and public, throughout the world. The Company provides cutting edge real-time positioning, tracking, monitoring and verification solutions enabled by its RFID &Mobile pure security advanced solutions suite of products and technologies, all connected to a web-based, secure, proprietary, interactive and user-friendly interface. The Company offers a wide range of solutions including, national ID registries, e-passports, biometric visas, automated fingerprint identification systems, digitized driver’s licenses, and electronic voter registration and election management using the common platform ("MAGNA"). The Company sells its products through marketing offices in the U.S, Tanzania, Ecuador, and Israel.

b.	On December 26, 2013 the Company acquired the SmartID Division of On Track Innovations Ltd. (NASDAQ: OTIV) (“OTI”), consisting of customer contracts, software, other related technologies and IP assets. The Company paid OTI $8.8 million ($10 million less certain price adjustments) at the closing and agreed to make contingent payments of up to $12.5 million pursuant to an earn-out mechanism based on certain performance and other milestones. The SmartID Division has a strong international presence, with a broad range of competitive and well-known e-ID solutions and technology. The acquisition significantly expanded the breadth of the Company’s e-ID capabilities globally, while providing it with market and technological experts, together with its ID software platforms and technologies.

c.	On November 17, 2015, the Company acquired Prevision Ltd., an Israeli based company. The Company paid $1.1 million at the closing and agreed to make contingent annual payments of approximately $250,000 pursuant to an earn-out mechanism for the next four years. The contingent consideration is subject to service provided by the seller to the Company during the earn-out period and therefore is not part of the business combination. Prevision has a strong presence in the market and offers a broad range of competitive and well-known Cyber Security services.

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d.	On January 1, 2016, the Company acquired Leaders in Community Alternatives, Inc., or LCA, a U.S. based company, including all contracts, software, other related technologies and IP assets. The Company paid $3 million at the closing and committed to certain contingent earn-out payments over the next three years that are structured as a single digit percentage of annual revenues in excess of standalone LCA management revenue projections. LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 24 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

e.	On March 13, 2016, the Company acquired Safend Ltd, an Israeli based company. In consideration for this acquisition, the Company agreed to provide up to $1.5 million in working capital to Safend to support its activity and growth through a structured debt and equity vehicle. Safend is an international provider of cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control. Safend maps sensitive information and controls data flow through email, web, external devices and additional channels.

Founded in 2003 and headquartered in Tel Aviv, Israel, Safend has over 3,000 customers in the United States, Europe, and Asia, and more than three million software license seats deployed by multinational enterprises, government agencies and small to mid-size companies around the globe.

f.	On April 18, 2016, the Company acquired the assets of PowaPOS, a division of POWA Technologies Ltd., the developer of a fully-integrated mobile and tablet-based system integrating industry-leading retail and secure payment solutions into one simplified, attractive and innovative POS platform,

g.	On May 18, 2016, the Company acquired Alvarion Technologies Ltd. (“Alvarion”). In consideration for this acquisition, the Company will pay up to $1 million in cash and an additional earn-out of up to $1 million during the next two years following the acquisition, mainly based on sales from the Alvarion division. Alvarion designs solutions for Carrier Wi-Fi, Enterprise Connectivity, Smart City, Smart Hospitality, Connected Campuses and Connected Events that are both complete and heterogeneous to ensure ease-of-use and optimize operational efficiency. Carriers, Local Governments and Hospitality sectors worldwide deploy Alvarion’s intelligent Wi-Fi networks to enhance productivity and performance. In the past few years, Alvarion went through a transition from being a market leader of Wi- Max and backhaul services to being one of the most influential players in the Wi-Fi based solution.

h.	Concentration of risk that may have a significant impact on the Company:

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In the first half of year 2017, the Company derived 36% of its total revenue from 3 major customers.

In the first half of year 2016, the Company derived 39% of its total revenue from 3 major customers.

The Company purchases certain services and products used by it to generate revenues in its projects and sales from several sole suppliers. Although there are only a limited number of manufacturers of those particular services and products, management believe that other suppliers could provide similar services and products on comparable terms without affecting operating results.

NOTE 2:	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Financial Statement preparation

These unaudited interim consolidated financial statements of the Company and its subsidiaries (collectively referred to in its report as "Company"), as of June 30, 2017 and for the six months then ended have been prepared, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). They do not include all information and notes required by U.S. GAAP in the preparation of annual consolidated financial statements.

The accounting policies used in the preparation of the unaudited interim consolidated financial statements is the same as those described in the Company's audited consolidated financial statements prepared in accordance with U.S. GAAP for the year ended December 31, 2016.

The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated interim Financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The Company believes all adjustments necessary for a fair statement of the results for the period presented have been made and all such adjustments were of a normal recurring nature unless otherwise disclosed. The financial results for the period are not necessarily indicative of financial results for the full year.

These financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2016 and the accompanying notes. There have been no changes in the significant accounting policies from those that were disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2016 included in the 2016 Form 20-F.

NOTE 3:	INVENTORIES, NET

	June 30,	December 31,
	2017	2016
	$	$

Raw materials, parts and supplies	2,581	1,758
Finished products	3,609	4,207

	6,190	5,965

As of June 30, 2017 and December 31, 2016, inventory is presented net of write offs for slow inventory in the amount of approximately $218 and $218, respectively.

NOTE 4:	COMMITMENTS AND CONTINGENT LIABILITIES – LITIGIATION

As part of the acquisition of the SmartID division of OTI, the Company assumed a dispute with Merwell Inc. (“Merwell”). Merwell has alleged that it has not received the full payment it is entitled to for its services in respect of a drivers’ license project. OTI alleged that Merwell breached its commitments under the service agreement and also acted in concert with third parties to damage OTI’s business activities. This matter is now subject to an arbitration proceeding. An appropriate provision is included in the financial statements.

In August 2016, three claims previously filed against the Company and a number of defendants affiliated with the Company were consolidated into a class action lawsuit. The claims assert causes of action based on alleged false and misleading projections made by the Company in 2015. The complaint seeks unspecified compensatory damages. The Company believes that the claim has no merits and that the probability of the legal proceeding resulting in an unfavorable outcome to the Company is remote.

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